February 3, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Tom Kluck, Branch Chief

Re: Chanticleer Holdings, Inc. (File No. 333-178307) (the “Company”)

Registration Statement on Form S-1

Filed December 2, 2011 and amended on December 8, 2011

Dear Mr. Kluck:

The purpose of this letter is to provide the Company’s response to the December 28, 2011 Comment Letter (the “Comment Letter”) to Mr. Michael D. Pruitt, Chief Executive Officer of the Company.

General

COMMENT 1.	We note your balance sheet disclosure on page 50, as well as your disclosure regarding your investments beginning on page 60. It appears that a large percentage of your assets consist of investment securities. Please provide your analysis as to why the company is not an investment company under the Investment Company Act of 1940.

Response:	On June 1, 2005, the Company filed a notification of election to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “40 Act”). The filing was made due to the Company’s proposed business model of providing equity and debt investment capital to fund growth, acquisitions and recapitalizations of small market companies primarily located in the United States. In the first quarter of 2008, after careful consideration of the 40 Act requirements applicable to BDC’s, evaluation of the Company’s ability to operate as a going concern in an investment company regulatory environment, the costs associated with complying with the 40 Act and a thorough assessment of potential alternative business models, the Company’s Board determined that continuation as a BDC was not in the best interests of the Company or our stockholders. In May 2008, the Company’s Board adopted a written consent resolution approving the withdrawal of the Company’s election under the 40 Act, and proposing that the matter be directed to the Company’s shareholders for approval. In May 2008 Company shareholders holding a majority of the issued and outstanding shares of common stock of the Company adopted a written consent resolution approving the withdrawal of the Company’s election under the 40 Act. The Company then filed a Schedule 14C with the SEC with respect to the foregoing withdrawal and other matters. On July 21, 2008, after the expiration of the 20 business day notice period required by Schedule 14C, the Company filed Form N-54C with the SEC notifying the SEC of the withdrawal of its BDC election under the 40 Act.

Since the withdrawal of our election under the 40 Act in July 2008, we have not held out the Company as being engaged in the business of investing, reinvesting, or trading in securities, and have not made any investments except those related to our Hooters business model. Further, as is set forth in our response to Comment 3 below, we are primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

As for the investment securities that we hold, presently those securities constitute approximately 35% of our unconsolidated assets (exclusive of cash), well under both the 40% test set forth in Section 3(a)(1)(C) of the 40 Act and the 45% safe harbor test set forth in Rule 3a-1 thereunder. As of October 1, 2011 we no longer include our holdings related to Hooters South Africa as investment securities because we own a majority of those entities and have operational and managerial control over the business conducted thereby. Of the other securities held by us, a majority of them were received as compensation for consulting services rendered by the Company, and not in connection with investment activities.

For the reasons stated above it is our position that the company is not an investment company.

Calculation of Registration Fee, page (i)

COMMENT 2.	In the “one warrant to purchase one share of common stock” line under the representative’s warrants, you reference footnote (4); however, there is no actual footnote (4). Please revise.

Response:	The Company has deleted the reference to footnote (4).

Prospectus Summary, page 1

Our Business, page 1

COMMENT 3.	Refer to the first sentence in the Overview section. Please briefly describe the reason(s) for your shift in focus from managing investments to owning and operating Hooters franchises. Please also discuss your other business segments, including your management and consulting services, insurance and specialized financial services, and your investment management business, all of which you discuss on page 32. Please describe the breakdown of resources (both monetary and human resources) among those different areas of your business.

Response:	The Company had a right of first refusal on the purchase of HOA, which consists of approximately 450 Hooters restaurants around the world. In early 2011, we closed the transaction with three other partners. After this purchase, the Company owned approximately 3% of HOA. The Company also made a direct investment into a Hooters franchise in late 2009 with a joint venture in South Africa, ultimately leading to three locations currently open. After reviewing the results of the above and weighing this against other business and investment opportunities, we believe focusing the Company’s operations on Hooters-related business is in the best interests of the Company and our shareholders.

We note your comment about our other businesses and have taken the discussion on page 32 and put it on page 1.

We currently have approximately 190 employees, 185 (97%) work directly for our restaurant segment, two (2) (1%) work primarily for the investment management segment, and three (3) (2%) are corporate who work on all segments, but devote most of their time to the restaurant segment. The breakdown based on salaries is approximately 9% for our investment management segment, 22% corporate, and 69% related to our restaurant segment.

COMMENT 4.	We note your chart on page 1. Please revise to include a chart depicting your current operational structure. In addition, please disclose, by footnote or otherwise, what will be included in your “Investment Related Opportunities” post-offering.

Response:	The chart as shown, with the exception of the yellow-colored “future plans” and the green colored “opening in 2012” depict our current structure. We do not believe it is necessary to revise the chart and have added a sentence clarifying our present and future operational structure. We have added a disclosure on page 4 on what will be included in our “Investment Related Opportunities” post-offering.

Other income, page 23

COMMENT 5.	We note your disclosure in the third paragraph on page 24 regarding “a loss resulted during the quarter as a result of adjustments that were made when a number of obligations were discovered upon completion of an internal review.” Please expand your disclosure to describe these adjustments and obligations in more detail.

Response:	We have changed our disclosure to say “a loss resulted during the quarter as a result of additional expenses being discovered upon completion of an internal review of our South African interest.” As disclosed elsewhere in the prospectus, we have taken full control of the Hooters South African operations as of the fourth quarter of 2011.

Competition, page 34

COMMENT 6.	Please expand this disclosure to discuss other areas of your business. Please refer to comment three (3) above.

Response:	We note your comment about our other areas of business and have expanded the competition language on page 34 for our other areas of business.

Certain Relationships and Related Transactions, page 38

COMMENT 7.	We note your disclosure in this section, as well as your statement that you have earned income from and made advances to related parties. To the extent not already disclosed, please briefly describe the business purpose for each of these transactions.

Response:	We disclose related party purpose elsewhere in the prospectus, specifically on pages 27, 33, 39, 73-74, 86, and 96-97.

Part II: Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities

COMMENT 8.	Please revise this section to provide the identities of any related parties to whom you sold unregistered securities.

Response:	The Company’s CEO, Michael Pruitt, converted $25,000 of debt to shares in the Company. The conversion was done on the same terms as other debtholders on March 30, 2011, at a price of $1.75 per share, resulting in common stock issuance of 14,286 shares.

Item 16. Exhibits and Financial Statement Schedules, page 106

COMMENT 9.	Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

Response:	The Company has filed additional exhibits with the Amendment No. 2 to S-1, and will file those exhibits that have yet to be filed in our next Amendment to the S-1, including our legal opinion.

Item 17. Undertakings, page 106

COMMENT 10.	Please revise to include the undertakings required by Item 512(i) of Reg. S-K, or, alternatively, tell us why this is not appropriate.

Response:	The Company has revised Item 17, page 107, to include the items required by Item 512(i) of Reg. S-K.

Signatures, page 109

COMMENT 11.	Please include the signature of your principal accounting officer or controller. See Instruction 1 to the Signatures on Form S-1.

Response:	The Company has added the signature of our principal accounting officer.

Sincerely,

Chanticleer Holdings, Inc.

By:	/s/ Michael D. Pruitt
Chief Executive Officer